FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

OTHER NEWS

Subject: Company Update

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian exchanges.

The Reserve Bank of India (RBI) has, by an order dated May 03, 2021, imposed a monetary penalty of ₹ 3 Crores on the Bank . This penalty has been imposed under the provisions of section 47 A (1) (c) read with sections 46 (4) (i) of the Banking Regulation Act, 1949 for shifting certain investments from HTM category to AFS category in May 2017. The Bank had transferred two separate categories of securities on two different dates from HTM to AFS in April and May of 2017, which it believed was permissible as per Master Circular on Prudential Norms for Classification, Valuation and Operation of Investment Portfolio by Banks’ dated July 01, 2015. RBI has held that the shifting of securities the second time in May 2017 without explicit permission was in contravention of RBI directions.

Please take the above information on record and consider this as compliance under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Table of Contents

Item

1.	Other news

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	May 3, 2021	By:	/s/ Prashant Mistry
			Name:	Prashant Mistry Ranjan
			Title:	Chief Manager